SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15a-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)    Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.	Announcement of Scottish Power plc regarding operational performance, trading and timing of the release of year-end results.

Safe Harbor

Some statements contained in the attached announcement are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These include statements with respect to Scottish Power, its corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of the forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan” or other similar words. These statements are based on management’s assumptions and beliefs in light of the information available to it. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. We identified in our filings with the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F, important factors that may cause results to differ from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date:	March 29, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

SCOTTISHPOWER – TRADING UPDATE

We will shortly be meeting with analysts ahead of entering our close period for the year ending 31 March 2004. At these meetings we will confirm that we continue to make good progress with our strategy of improving operational performance and investing for organic growth. The outlook for the full year to 31 March 2004 remains in line with our expectations as indicated at the time of our third quarter results.

Our financial hedging strategy includes a policy to hedge substantially our dollar net assets. Those hedges which were initially taken out at around $1.40 to the pound have recently been renewed maintaining an equivalent hedged cover. As a result of repricing these hedge positions, the group has received £400 million in cash which has been used to reduce year end net debt and will benefit the interest charge in the next financial year.

As part of the preparation for the introduction of new accounting and reporting requirements, including International Accounting Standards, ScottishPower will announce its full year results on Tuesday 25 May 2004, rather than on 5 May 2004 as previously indicated. The Annual Report and accounts will also be published from 25 May, and the fourth quarter dividend will be payable on 28 June 2004.

For further information:

Andrew Jamieson	Head of Investor Relations	+44 (0) 141 636 4527
Colin McSeveny	Group Media Relations Manager	+44 (0) 141 636 4515